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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 AND ENDING December 31, 2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cross Border Private Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue
(No. and Street)

New York NY 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven C. Bender (646) 290-7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William T. McCallum, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

780 Third Avenue, Suite 2805 New York NY 10017
(Address) (City) (State) (Zip Code)

SEC Mail Processing
Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Cross Border Private Capital, LLC** as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

Financial & Operations Principal
Title

Notary Public

KAREN A. LUTZ No. 01LU4930073
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Apr. 8, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROSS BORDER PRIVATE CAPITAL, L.L.C.

REPORT PURSUANT TO
RULE 17a-5 (d)

YEAR ENDED DECEMBER 31, 2008

CONTENTS

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

To the Members of
Cross Border Private Capital, L.L.C.

We have audited the accompanying Statement of financial condition of Cross Border Private Capital, L.L.C. (the Company) as of December 31, 2008, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Cross Border Private Capital, L.L.C. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 12, 2009

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

CURRENT ASSETS	
Cash	7,112
Due from Cross Border Enterprises, LLC (Note B)	11,350
Other Prepaid Expenses	2,890
TOTAL ASSETS	$21,352

LIABILITIES AND MEMBERS' EQUITY

Accrued Expenses	25
MEMBERS' EQUITY	21,327
TOTAL LIABILITIES AND MEMBERS' EQUITY	$21,352

The accompanying notes are an integral part of these financial statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF INCOME
December 31, 2008

INCOME	$ 24,750
EXPENSES	
Professional Fee	12,000
Office Expense (Note B)	10,800
Other Operating Expenses	8,330
TOTAL EXPENSES	31,130
NET INCOME	$ (6,380)

The accompanying notes are an integral part of these financial statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

MEMBERS' EQUITY AT BEGINNING OF YEAR	$16,057
NET LOSS	(6,380)
MEMBERS' CONTRIBUTIONS	11,650
MEMBERS' DISTRIBUTIONS	-0-
MEMBERS' EQUITY AT END OF PERIOD	$21,327

The accompanying notes are an integral part of these financial statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (6,380)
Adjustments to reconcile net income to net cash used by operating activities:	
Increase in Due from Cross Border Enterprises, LLC	(10,550)
Decrease in Other Prepaid	1,020
Increase in Accrued Expenses	25
NET CASH USED IN OPERATING ACTIVITIES	(15,885)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' Contributions	11,650
Members' Distributions	-0-
NET CASH PROVIDED BY FINANCING ACTIVITIES	11,650
NET INCREASE IN CASH	(4,235)
CASH AT BEGINNING OF YEAR	11,347
CASH AT END OF YEAR	$ 7,112
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2008

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cross Border Private Capital L.L.C., (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company engages in the business of originating, financing, and private placement of corporate equity and/or debt, equity-related private equity funds, and mergers and acquisitions. The Company is a Delaware limited liability company established January 25, 1996.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, no federal or state income taxes are payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Partnership agreement.

In June 2006, the Financial Accounting Standards Board (the "FASB") issued Financial Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" (the "Interpretation"). The Interpretation establishes for all entities, including pass-through entities such as the Company, a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. Management has determined that the adoption of the Interpretation did not have a material impact to the Company's financial statements. However, management's conclusions regarding the Interpretation will be subject to review and may be adjusted at a later date based on factors, including but not limited to, on-going analyses of changes in tax laws, regulations and interpretations thereof.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B: RELATED-PARTY TRANSACTIONS

The Company conducts its business from the offices of Cross Border Enterprises, L.L.C. ("CBE") which owns ninety-nine percent of the Company. The remaining one percent of the entity's shares are owned by the officers of CBE, who will act in the capacity of the Company's registered representatives for future broker-dealer transactions.

Effective November 1, 2003, the Company has entered into an office expense-sharing agreement with CBE, whereby, the Company will reimburse CBE $1,500 per month for its use of rental facilities and other operating expenses. On September 30, 2006 the monthly fee was reduced to $500. On September 1, 2007 the monthly fee was increased to $900. The Company and CBE believe that the expense allocation agreement is reasonable in relationship to the benefits derived by the Company. As of December 31, 2008, the Company had a balance due from its affiliate for $11,350.

NOTE C: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange commission *Uniform Net Capital Rule* (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2008, the Company had net capital of $7,087 which exceeded requirements by $2,087.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2008

CREDITS	
Members' equity	$21,327
TOTAL CREDITS	21,327
DEBITS	
No allowable assets:	
Prepaid Expenses	2,890
Due from Cross Border Enterprises, LLC	11,350
TOTAL DEBITS	14,240
NET CAPITAL	7,087
Minimum net capital requirement - greater of $6^2/_3$% of aggregate indebtedness of $-0-, or $5,000	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 2,087
AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	25
TOTAL AGGREGATE INDEBTEDNESS	$ 25
Ratio: Aggregate indebtedness to net capital	0 to 1

CROSS BORDER PRIVATE CAPITAL, L.L.C.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3
December 31, 2008

The L.L.C. does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

To the Members
Cross Border Private Capital, L.L.C.
New York, New York

In planning and performing our audit of the financial statements and supplementary information of Cross Border Private Capital, L.L.C. (the Company) for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debit) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in the internal control and control activities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicted a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 12, 2009